FinServ Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

October 29, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Michael Killoy

Re:	FinServ Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 25, 2019
File No. 333-234182

Dear Mr. Killoy:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FinServ Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, October 31, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Lee Einbinder
Lee Einbinder
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP